November 13, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	StrikeForce Technologies, Inc.
Offering Statement on Form 1-A as Amended
File number: 024-11267

Ladies and Gentlemen:

On behalf of StrikeForce Technologies, Inc., a Wyoming corporation, I hereby request qualification of the above-referenced offering statement on November 13, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ Mark Kay

Mark Kay

Chief Executive Officer

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